

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
David Zalik
Chief Executive Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342

        Re: **GreenSky, Inc.**
                Form 10-Q for the quarterly period ended September 30, 2019
                Exhibit No. 10.1 – Amendment No. 6 to Second Amended and Restated Servicing
                Agreement, dated July 10, 2019, among GreenSky, LLC, GreenSky Servicing, LLC
                and SunTrust Bank
                Exhibit No. 10.3 – Amendment No. 8 to Loan Origination Agreement, dated
                September 30, 2019, between GreenSky, LLC and Synovus Bank
                Exhibit No. 10.4 – Amendment No. 9 to Servicing Agreement, dated September 30,
                2019, between GreenSky, LLC and Synovus Bank
                Filed November 14, 2019
                File No. 001-38506

Dear Mr. Zalik:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance